SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

ARV Assisted Living, Inc.

(Name of the Issuer)

Prometheus Assisted Living LLC

LF Strategic Realty Investors II L.P.

LFSRI II Alternative Partnership L.P.

LFSRI II-CADIM Alternative Partnership L.P.

Lazard Frères Real Estate Investors L.L.C.

Jenny Merger Corp.

ARV Assisted Living, Inc.

Douglas M. Pasquale

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00204C107

(CUSIP Number of Class of Securities)

Marjorie L. Reifenberg, Esq. Lazard Frères Real Estate Investors L.L.C. 30 Rockefeller Plaza New York, New York 10020 (212) 632-6000	Douglas M. Pasquale Chief Executive Officer ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

(Names, Addresses, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Douglas Armstrong, Esq. Senior Vice President, Secretary and General Counsel ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$43,841,643	$4,034

*	Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $43,841,643 (calculated on the basis of (1) 9,864,620 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $3.90, plus (2) the product of (A) 2,386,500 shares of common stock which are subject to options to purchase shares with an exercise price of less than $3.90 per share and (B) the difference between $3.90 per share and the exercise price of such options).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,034

Form or Registration No.: Schedule 14A

Filing Party: ARV Assisted Living, Inc.

Date Filed:  February 12, 2003

Introduction

This Amendment No. 2 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended the “13E-3 Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2003 (and amended and supplemented by a filing of Amendment No. 1 with the SEC on February 20, 2003) by Prometheus Assisted Living LLC (“Prometheus”), Jenny Merger Corp., a wholly owned subsidiary of Prometheus (“Merger Sub”), their affiliates, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P. and Lazard Frères Real Estate Investors L.L.C. (collectively, together with Prometheus and Merger Sub, the “Prometheus Parties”), ARV Assisted Living, Inc. (“ARV”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, and Douglas M. Pasquale, Chairman and Chief Executive Officer of ARV (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of January 3, 2003, by and among Prometheus, Merger Sub and ARV (the “Agreement”). Pursuant to the Agreement, Merger Sub will merge with and into ARV (the “Merger”), with ARV as the surviving corporation.

Prometheus currently holds 7,595,069 shares of common stock, par value $0.01 per share, of ARV (“Common Stock”) representing approximately 43.5% of the outstanding shares of Common Stock. An affiliate of Prometheus currently holds a warrant to purchase an additional 750,000 shares of Common Stock (the “Warrant”). The shares of Common Stock issuable upon exercise of the Warrant and the shares of Common Stock held directly by Prometheus together would represent 45.8% of the outstanding shares of Common Stock.

If the Merger is completed, each outstanding share of Common Stock, except for shares of Common Stock beneficially owned by Prometheus and as to which the holders perfect their dissenters’ rights under Delaware law, will be converted into the right to receive $3.90 in cash, without interest (the “Merger Consideration”), and each holder of a stock option granted by ARV to purchase shares of Common Stock will receive in cash, without interest, for each share of Common Stock subject to such option, the excess, if any, of the Merger Consideration over the exercise price per share of such option. No consideration will be paid in the Merger in respect of the Warrant. As a result of the Merger, ARV will become a wholly owned subsidiary of Prometheus.

Concurrently with the filing of this Amendment, ARV is filing a Definitive Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. All references to the “Proxy Statement” contained in the 13E-3 Statement are references to that Definitive Proxy Statement. The Definitive Proxy Statement is Exhibit (a) hereto and a copy of the Agreement is attached thereto as Appendix A.

In accordance with the rules of the SEC, the Filing Parties are supplementing the 13E-3 Statement by providing the information set forth below. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of the 13E-3 Statement. The 13E-3 Statement also incorporates by reference information from ARV’s periodic filings with the SEC. Neither the Prometheus Parties nor any of their affiliates can provide assurance as to the accuracy or completeness of the information regarding ARV incorporated by reference into the 13E-3 Statement.

Item 13. Financial Statements

Item 13 is amended and restated to read in its entirety as follows:

Item 1010 of Regulation M-A.

(a) The information contained in the sections entitled “SUMMARY FINANCIAL DATA” and “AVAILABLE INFORMATION” in the Proxy Statement is incorporated herein by this reference. The information contained in the section entitled “Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K–(a) Financial Statements and Financial Statement Schedules” in ARV’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002 is incorporated herein by this reference.

(b) Not applicable.

Item 16. Exhibits

Item 1016 of Regulation M-A.

(a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 28, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

*	This exhibit (a) replaces and supercedes exhibit (a) previously incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2003

PROMETHEUS ASSISTED LIVING LLC

By: LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P., its managing members

By: Lazard Frères Real Estate Investors L.L.C., their general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LF STRATEGIC REALTY INVESTORS II L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LAZARD FRÈRES REAL ESTATE INVESTORS L.L.C.

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

JENNY MERGER CORP.

By:	/s/ John A. Moore
Name: John A. Moore Title: Vice President and Chief Financial Officer

ARV ASSISTED LIVING, INC.

By:	/s/ Douglas M. Pasquale
Name: Douglas M. Pasquale Title: Chief Executive Officer

/s/ Douglas M. Pasquale
Douglas M. Pasquale

Exhibit Index

Exhibit Number	Description

(a)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 28, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

*	This exhibit (a) replaces and supercedes exhibit (a) previously incorporated by reference.